# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fundamental Global Inc., CIK 0001591890
CUSIP: 302462106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 108 Gateway Boulevard, Suite 204, Mooresville, North Carolina (NC), 28117
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-013947
Filed by CIK 0001624012

## Reporting persons
- Par Sanda: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 42,829; shared voting power 0; sole dispositive power 42,829; shared dispositive power 0; aggregate amount beneficially owned 42,829 (3.39% of the class)
  Comment: Amounts beneficially owned as of December 31, 2024, are based on the total number of common stock of beneficial interest ("Common Stock") of Funamental Global Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 14, 2024. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the Common Stock beneficially owned by Sand Capital. As of the date hereof, Par Sanda has ceased to be the beneficial owner of more than five percent of the class of securities
- Sand Capital Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 42,829; shared voting power 0; sole dispositive power 42,829; shared dispositive power 0; aggregate amount beneficially owned 42,829 (3.39% of the class)
  Comment: Amounts beneficially owned as of December 31, 2024, are based on the total number of common stock of beneficial interest ("Common Stock") of Fundamental Global Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 14, 2024. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the Common Stock beneficially owned by Sand Capital. As of the date hereof, Sand Capital has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: Fundamental Global Inc.
Address of issuer's principal executive offices: 108 Gateway Boulevard, Suite 204, Mooresville, North Carolina 28117

## Item 2. Person Filing
Name of person filing: Par Sanda, Sand Capital Associates, LLC ("Reporting Persons")
Address of principal business office or, if none, residence: 501 N. Birch Road, Unit 3, Fort Lauderdale, Florida 33304
Citizenship: Par Sanda, United States of America; Sand Capital Associates, LLC, State of Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 42,829
Percent of class: 3.39
Sole power to vote or to direct the vote: 42,829
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 42,829
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Par Sanda: /s/ Par Sanda, Par Sanda, individual (02/12/2025)
- Sand Capital Associates, LLC: /s/ Par Sanda, Par Sanda, Managing Member (02/12/2025)